Exhibit 1.7

Banco Santander, S.A. announces tender offer results

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16 May 2024 - Further to its announcements on 7 May 2024, Banco Santander, S.A. (the “Offeror”) now announces the final results of its invitations made to the holders of its outstanding EUR 1,500,000,000 4.75 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN: XS1793250041), subject to the terms and conditions and distribution restrictions described in the tender offer memorandum dated 7 May 2024 (the “Tender Offer Memorandum”).

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Expiration Time for the Offer was 5.00 p.m. (CET time) on 15 May 2024.

The Offeror hereby announces that it will accept for purchase in accordance with the terms and subject to the conditions (including the New Financing Condition) set out in the Tender Offer Memorandum and at the relevant Purchase Price, all Preferred Securities validly offered for Sale pursuant to the Offer, without pro-ration, in an aggregate nominal amount of EUR 1,312,400,000 (the Acceptance Amount), representing 87.49% of the outstanding nominal amount of the Preferred Securities, as set out in the summary below.

** Final results summary **

Description of the Preferred Securities / ISIN / Outstanding Nominal Amount / First Optional Redemption Date / Purchase Price / Acceptance Amount / Pro-ration factor

EUR 1,500,000,000 4.75 per cent. Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities / XS1793250041 / EUR 1,500,000,000/ 19 March 2025/ 100% / EUR 1,312,400,000 / Not Applicable

Preferred Securities purchased by the Offeror pursuant to the Offer will be cancelled by the Offeror and will not be re-issued or re-sold. Preferred Securities which have not been validly submitted or validly submitted but not accepted for purchase pursuant to the Offer will remain outstanding. Following the Settlement Date, there will be an outstanding nominal amount of Preferred Securities of EUR 187,600,000.

Payment of the Tender Consideration in respect of the Preferred Securities accepted for purchase by the Offeror will occur on the Settlement Date for the Offer which is expected to be 20 May 2024.

** Dealer Managers **

Banco Santander, S.A.: liabilitymanagement@gruposantander.com

Santander US Capital Markets LLC: AmericasLM@santander.us

** Tender Agent **

Kroll Issuer Services Limited: +44 20 7704 0880 / santander@is.kroll.com / https://deals.is.kroll.com/santander

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN A JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

Notice to U.S. Investors

The proposed transaction relates to the securities of Banco Santander, S.A., a company incorporated in Spain. Information distributed in connection with the proposed transaction is subject to Spanish disclosure requirements that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the company is located in Spain and some or all of its officers and directors are residents of Spain. You may not be able to sue the company or its officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the company may purchase subject securities otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.